Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

March 20, 2018

VIA EDGAR TRANSMISSION

Mr. Mark Cowan
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Angel Oak Funds Trust (the “Trust”)
Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
(File Nos. 333-197427 and 811-22980)

Dear Mr. Cowan:

Below please find the comments that the Trust received from the staff (“Staff”) of the Commission with respect to the Amendment relating to the Angel Oak UltraShort Income Fund (formerly, the Angel Oak UltraShort Bond Fund) (the “Fund”), a new series of the Trust.1 For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Amendment.

Comment 1.
Please reconcile the last sentence of footnote 4 to the fee table with the Item 10 disclosure. Please also confirm that the recoupment period is “three years after the end of the month in which the Adviser waived the fees or incurred the expense.”

Response:
The Item 10 disclosure has been revised to be consistent with the above-referenced footnote. The Trust confirms that the recoupment period applies to fee waivers and expenses reimbursed, and the above requested change has been made.

Comment 2.	Please show the second set of expense examples because, for Class C shares, the CDSC applies within one year of purchase.

Response:	The expense example has been revised to include an example applying the CDSC to Class C shares that are redeemed within one year of purchase.

Comment 3.
Please explain how investing in all of the instruments described under “Principal Investment Strategies” is consistent with the “UltraShort” name. Please disclose, if true, that the Fund is investing only in the higher rated tranches of each of these securities.

Response:
The Trust notes that the Fund’s name is reflective of the dollar-weighted average maturity and duration of the Fund, rather than any individual security. The Trust further notes that the securities selected for the Fund, regardless of their type, are expected to result, in the aggregate, in the dollar-weighted average maturity and duration described in the Prospectus. In addition, the Trust notes that the Fund is not limited to investing only in securities of a certain rating or tranche, and consequently, the Trust respectfully declines to add the requested disclosure.

1 The Board of Trustees of the Trust approved a change to the name of the Fund, effective February 13, 2018.

Comment 4.
Please confirm how much the Fund intends to invest in non-agency CMBS, RMBS, CLOs, CDOs, CMOs and other pooled investments, and as to each whether they are investment grade or non-investment grade or unrated, and whether the Fund considers them liquid.  Note that in the Staff’s view, non-investment grade (and unrated, if considered to be of comparable quality) CMBS and RMBS should be counted within the Fund's overall 15% limitation of net assets in illiquid securities.  Please add disclosure to reflect this.  The Staff may have additional comments.

Response:
The Fund may invest up to 30% of its net assets in CLOs, but does not otherwise have a policy limiting its investments in non-agency CMBS, RMBS, CDOs, CMOs and other pooled investments or limiting its investments to investment grade or non-investment grade. The Fund is expected to be invested in a portfolio of structured fixed income and structured credit, which includes agency and non-agency RMBS, agency and non-agency CMBS, CLOs, CDOs, CMOs, ABS, and other pooled investments. The Fund may invest up to 15% of its net assets in illiquid securities.

The Fund’s assets within structured credit will be a mix of instruments rated investment grade and legacy (originated prior to 2009) non-agency RMBS, most of which is rated below investment grade. With respect to CMBS, ABS, CLOs, and CDOs, the Fund’s investments will typically be in investment grade tranches. Additionally, the Fund may invest in seasoned assets that had original effective maturities of 5-10 years, but are now seasoned to 1-2 year effective maturities. The Adviser considers such securities to be of higher quality than their rating may suggest given that credit protections and credit enhancements of such securities have significantly improved since the securities were issued.

A collateralized security will be treated as liquid or illiquid based on policies and procedures adopted by the Trust’s Board of Trustees. The policies and procedures do not require non-investment grade collateralized securities to be deemed per se illiquid; rather they call for consideration of all factors deemed relevant by the Adviser in making a liquidity determination. Such factors include: trading frequency and quotes for the security, the number of dealers willing to purchase or sell the security and the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security (e.g., whether it is registered, the market place), the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand, the nature of any restrictions on resale, and with respect to municipal lease obligations and certificates of participation, whether there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, in the cases of unrated securities, whether an analysis similar to that which would be performed by a nationally recognized statistical rating organization is performed. The Trust is not aware of any published guidance from the Commission or the Staff, including the Final Rule on Open-End Fund Liquidity Risk Management Programs, SEC Release Nos. 33-10233, IC-32315 (Oct. 13, 2016), that requires non-investment grade collateralized securities to be treated as per se illiquid.

The Adviser recognizes the Staff’s view that non-investment grade RMBS and CMBS should be treated as illiquid. However, the Advisor believes that the Fund’s holdings of these investments should be considered liquid asset classes. This conclusion is supported not only by various liquidity analyses conducted by the Adviser, but also by security-level liquidity analyses provided by a third party liquidity score vendor.

Please see our response to Comment 5, below, for additional data concerning the liquidity of the Fund’s portfolio.  The Trust further notes that it previously provided data demonstrating the liquidity of CLOs, CDOs, and non-agency RMBS/CMBS in correspondence filed with the Commission via EDGAR on July 28, 2016 (Accession No. 0000894189-16-010676).

Comment 5.	If the Fund will invest more than 15% of its net assets in non-agency CMBS, RMBS, CLOs, CDOs, CMOs and other pooled investments, please provide the following information.

(a)	Given the liquidity of these investments, please explain in detail how the Fund determined that its investment strategy is appropriate for the open-end fund structure.

(b)
Please explain in detail how the Fund determined that these expected holdings are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment).  Your response should include general market data on the types of investments and data on the liquidity of the investments that the Fund will invest/invests in, including information about:

1.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in non-agency CMBS, RMBS, CLOs, CDOs, CMOs and other pooled investments;
2.	The specific measures that the Fund would take if it received a large redemption request;
3.	The existence of an active market for the investment, including the number, diversity and quality of market participants;
4.	The frequency of trades or quotes for the investment, including the daily trading volume;
5.	The volatility of trading prices for the investment;
6.	Bid-ask spreads for the investment;
7.	Restrictions on trading or transferring the investment;
8.	The availability of, and Adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs, and non-agency RMBS/CMBS; and
9.	How the Fund will be able to appropriately value these investments on a daily basis.

Response:	The requested information was delivered to the Commission staff via separate cover on or about March 20, 2018.

Comment 6.	Please confirm that any expected dividend and interest expenses associated with short sale transactions will be included in the fee table.

Response:	The Trust so confirms.

Comment 7.	Please disclose under “Concentration in Certain Mortgage-Backed Securities” the risks of non-investment grade MBS being illiquid.

Response:
The majority of the Fund’s investments in mortgage-backed securities are expected to be rated investment grade.  However, the Fund may invest in legacy (originated prior to 2009) non-agency RMBS, most of which is rated below investment grade. Additionally, the Fund intends to invest in seasoned MBS assets that had original effective maturities of 5-10 years, but are now seasoned to 1-2 year effective maturities. The Adviser considers such securities to be of higher quality than their rating may suggest given that credit protections and credit enhancements of such securities have significantly improved since the securities were issued.

The Adviser recognizes the Staff’s view that non-investment grade RMBS and CMBS should be treated as illiquid. However, as outlined above, the Adviser believes that the Fund’s holdings of these investments should not be considered illiquid per se. This conclusion is supported not only by various liquidity analyses conducted by the Adviser, but also by security-level liquidity analyses provided by a third party liquidity score vendor.

Comment 8.	Please add risk disclosure for short selling.

Response:	The following disclosure has been added in response to Item 4:

Short Sales Risks. The Fund may make short sales of securities, which involves selling a security it does not own in anticipation that the price of the security will decline. Short sales may involve substantial risk and leverage. Short sales expose the Fund to the risk that it will be required to buy (“cover”) the security sold short when the security has appreciated in value or is unavailable, thus resulting in a loss to the Fund. Short sales also involve the risk that losses may exceed the amount invested and may be unlimited.

The following disclosure has been added in response to Item 9:

Short Sales Risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. Short sales involve the risk that losses may exceed the amount invested and may be unlimited. The Fund will ordinarily engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position. Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Comment 9.
If floating or variable rate securities are included in the Fund’s principal investment strategy, please add disclosure to the strategy section referencing such instruments. Also, if these investments include floating rate bank loans, please note the following additional comments:

(1)	Transactions in bank loans can often take longer than 7 days to settle, which may adversely impact a fund's short-term liquidity needs.

(2)	Investments in bank loans may not be securities and may not have the protections afforded by the federal securities laws.

Response:
The Fund’s principal investment strategy includes investments in floating or variable rate securities, but does not include investments in floating rate bank loans. Disclosure regarding floating or variable rate obligations has been added to the strategy section.

Comment 10.	Under “Illiquid Securities Risks,” please disclose the types of illiquid securities that present this risk (e.g., non-investment grade CMBS and RMBS).

Response:
The Fund’s principal investment strategy does not include specific investments in illiquid securities. The Fund does not believe the disclosure regarding illiquid securities applies to only specific types of securities, and consequently, the Fund respectfully declines to make the requested change.

Comment 11.
The last sentence under “Mortgage-Backed and Asset-Backed Securities Risks,” states the following: “To the extent the Fund focuses its investments in particular types of mortgage-backed or asset-backed securities, including CLOs, the Fund may be more susceptible to risk factors affecting such types of securities.” Please specify the types of MBS or ABS and the specific risk factors applicable to them.

Response:
The Trust has determined that the above-referenced disclosure is redundant to more specific disclosures contained elsewhere in the same section. Consequently, the above-referenced sentence has been deleted.

Comment 12.	With respect to the “Portfolio Turnover Risk” disclosure, if active trading is a principal strategy, please add applicable disclosure.

Response:	The following disclosure has been added under “Principal Investment Strategies” in Item 4: “The Fund may engage in active and frequent trading of its portfolio securities.”

Comment 13.	Please supplementally identify the broad-based securities index the Fund intends to use.

Response:	The Fund intends to use the Bloomberg Barclays U.S. Treasury Bills 9-12 Months Total Return Index (Unhedged) as its broad-based securities index.

Comment 14.
The disclosure of the principal strategies and risks seems virtually identical to the disclosure in item 4.  According to Form N-1A, the Item 9 disclosure should be a more detailed discussion of the strategies and risks that were summarized in response to Item 4.  Repeating the Item 4 disclosure is not consistent with the layered disclosure regime adopted by the Commission. See June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure. Please revise disclosure as required by Item 9.  In particular, disclose the concentration policy, frequent trading and how adviser determines when to purchase and sell securities, as well as the other items required by Item 9(b).

Response:
The Trust has reviewed its Item 9 disclosure and deleted the third and fifth paragraphs under “Principal Investment Strategies of the Fund,” which were redundant to the disclosure in Item 4. The Trust notes that the remaining disclosure in Item 9 expands upon the details provided in the summary section with respect to the Fund’s investments in other investment companies, investments in derivatives, and use of leverage. The Trust believes that such disclosure is consistent with the instructions to Form N-1A, and the Trust notes that General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes that the Fund’s disclosure is consistent with such instruction. The Trust notes that the Fund’s concentration policy is disclosed in the last sentence of the sixth paragraph under “Principal Investment Strategies” in Item 4 and that information about frequent trading has been added as stated in response to comment no. 12 above. The Trust also notes that Item 4 addresses how the Adviser determines when to purchase and sell securities in the ninth and tenth paragraphs under “Principal Investment Strategies” in Item 4. The Trust believes that the information disclosed effectively communicates to investors how the Adviser selects securities to buy and sell, and consequently respectfully declines to add additional information to Item 9.

Comment 15.
With respect to the Fund’s use of derivatives as substitutes for securities, please disclose whether, to the extent the derivatives have economic characteristics similar to securities, they will be counted towards the Fund's 80% policy.  If so, please clarify that the Fund will value the derivatives based on market value rather than notional value. Please note that Rule 35d-1 is based upon a fund’s “assets,” not its exposure, and in the Staff’s view, the notional value of such derivatives should not be the basis for valuing derivatives included in a fund’s 80% policy.

Response:
Following the filing of the Amendment, the Board of Trustees of the Trust determined to change the Fund’s name to the “Angel Oak UltraShort Income Fund.”  Because the Fund’s name no longer refers to a particular asset class, the Fund no longer implicates Rule 35d-1. The Trust notes that the Fund will continue to have, under normal circumstances, a dollar-weighted average maturity of less than two years and dollar-weighted average duration of less than one year.

Comment 16.	Under “Choosing a Share Class”, please move the second paragraph to after the fourth paragraph.

Response:	The requested change has been made.

Comment 17.
Under “Choosing a Share Class”, the fourth paragraph references the CDSC being based on “the lower of the shares’ cost or current NAV.” Please clarify whether “cost” refers to the offering price or the NAV at the time of purchase. Please make this change in each applicable instance in the Prospectus.

Response:
The Trust notes that in each instance where the Prospectus references “the lower of the shares’ cost or current NAV”, the shares referenced are sold without a front-end sales load and consequently, the offering price of such shares is equal to the NAV at the time of purchase. To avoid confusion, the above-referenced phrase has been revised in each instance to read “the lower of the shares’ NAV at the time of purchase or current NAV”.

Comment 18.	Under “Choosing a Share Class”, please delete references to the word “certain” and instead specify the person or entities references.

Response:
The word “certain” has been deleted from each paragraph of the above-referenced section that describes the types of investors for which each share class is intended. The Trust believes that the remaining disclosure appropriately specifies the applicable types of investors.

Comment 19.	Under “Contingent Deferred Sales Charge and Dealer Reallowance – Class A Shares”, please disclose the amount of the sales load as a percentage of both the offering price and the net amount invested.

Response:	The Trust notes that a table showing the amount of the sales load as a percentage of both the offering price and the net amount invested is set forth on page 16 of the Prospectus in the Amendment.

Comment 20.	Under “Proceeds,” please specify when payments are typically made for each form of payment. See Item 11(a)(7). Also, provide the disclosure required by Item 11(a)(8).

Response:
The Trust notes that the Prospectus states that “Proceeds will generally be sent no later than seven calendar days…,” which is applicable to all forms of payment other than electronic funds transfers via the ACH network, for which the Prospectus states such funds will usually be available in 2-3 business days. The Trust believes such disclosure is consistent with Item 11(a)(7) because there are not other specific timelines for other forms of payment. Additionally, the Trust notes that disclosure responsive to Item 11(a)(8) is contained on page 23 of the Prospectus in the third paragraph under “General Notes for Selling Shares.” Consequently, the Trust respectfully declines to add additional disclosure.

Comment 21.
Under “Redemptions In-Kind,” please consider disclosing additional detail regarding the Fund's practices to redeem in kind, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities baskets.

Response:	The Registrant respectfully believes the current disclosure meets the Form N-1A requirements and, therefore, no change has been made in response to this comment.

Comment 22.
In the first paragraph of Appendix A, please delete “or through another financial intermediary described in this Appendix A to receive such waivers or discounts” as Merrill Lynch is the only intermediary described in the Appendix.

Response:	The requested change has been made.

Comment 23.	In Appendix A, the last item under “Front-end Sales Load Waivers on Class A Shares available at Merrill Lynch,” please define “fund family”.

Response:	“[W]ithin the same fund family” has been revised to read “from another Angel Oak mutual fund”.

Comment 24.	With respect to sub-item (3) of the interpretation of the Fund’s concentration policy in the SAI, please note that this is not consistent with the Staff’s position.

The Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the Investment Company Act of 1940 (“Act”) by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13(a) of the Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry.

The Staff takes the position that every investment – other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) -- is an investment in some industry or group of industries.

Accordingly, a Fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, where appropriate, the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy.

Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the Principal Strategies section of the prospectus.

Also, assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. See Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (June 29, 1989).

Response:
The Trust believes the disclosure is consistent with the Act. The interpretation explains that there are certain types of asset-backed securities that do not reflect the risks associated with a particular industry. In the case of asset-backed securities, to the extent that such a security is backed by a pool of loans issued to companies in a single industry or group of industries, the Fund treats the security as part of such industry or group of industries. However, to the extent that such a security is backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other (as is commonly the case for collateralized debt obligations and collateralized loan obligations), it would not be practicable for the Fund to look through to the industry classification of each company that has been issued a loan within the pool, and the Fund believes it is reasonable not to classify such securities as relating to a particular industry or group of industries.

The Trust believes that this policy is consistent with previous guidance from the Commission staff and the practices of other mutual funds. Guide 19 to Form N-1A permitted registrants to define their own industry classifications, provided that the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics. Although the guidelines have been rescinded, registrants continue to rely on them and the Commission has indicated its continued approval of the Guide 19 instruction that registrants may rely on their own reasonable industry classifications, provided they are not overly broad within the meaning of Guide 19.2

[2]
See Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).

Comment 25.
With respect to the last sentence of the interpretation of the Fund’s concentration policy in the SAI, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:
The Trust notes that, as currently disclosed, the Fund will look through the holdings of underlying funds in the same group of investment companies (i.e., investments that are not made pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act) to determine the amount the fund has invested in an industry or group of industries. The Trust believes that such an interpretation of the Fund’s concentration policy is in line with industry practice and reflects the fact that it would not be possible for the Fund to continuously monitor the amount a fund has invested in an industry or group of industries if such monitoring was required to take into account information regarding the holdings of unaffiliated mutual funds, which holdings may only be known quarterly and are 60 days stale at the time of disclosure. Consequently, the Trust respectfully declines to make the requested revision to its disclosure.

Comment 26.	Please disclose the principal business address for the Fund’s independent registered public accounting firm.

Response:	The requested change has been made.

Comment 27.
Please note the signature requirements of section 6(a) of the Securities Act of 1933 (the “Securities Act”), which requires that the registration statement also be signed by a majority of the Trust’s Board, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.

In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response:
The Signature Page has been revised to clarify that the Trust’s President serves as the Trust’s principal executive officer and the Trust’s Treasurer serves as the Trust’s principal financial officer and its principal accounting officer.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
 as Administrator for the Trust